Exhibit 99.3

EXPLANATORY NOTES TO THE AGENDA

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

Explanatory notes to the agenda for the annual general meeting of shareholders of ProQR Therapeutics N.V. (“ProQR” or the “Company”) to be held on Tuesday, June 21, 2016, at 16:00 hours CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:	Report of the Management Board for the financial year 2015 (discussion item)

The management board of the Company (the “Management Board”) must prepare a report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The requirements that such report of the Management Board should meet, are dictated by Dutch law and the Dutch Corporate Governance Code. The report of the Management Board will be discussed at the AGM.

Agenda item 3:	Disclosure of remuneration in the annual accounts for the financial year 2015 (discussion item)

Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4. below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the “Supervisory Board”), must be included as a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4. below).

Agenda item 4:	Adoption of the annual accounts for the financial year 2015 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2015 (the “Annual Accounts”), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2015.

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 5:	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2015 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2015 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 6:	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2015 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2015 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 7:	Amendment compensation policy Management Board (voting item)

Introduction

It is proposed to amend the Compensation Policy for the members of the Management Board, as adopted by the General Meeting held on September 10, 2014. In view of the significant developments of ProQR, in combination with the changing characteristics of the competitive environment and in line with the ProQR practice of regularly reviewing the Compensation Policy, the Compensation Committee has evaluated and reviewed the Compensation Policy during 2015. The Compensation Committee was assisted by independent external advisors in this process.

Based on the outcomes of the review, the Compensation Committee proposed to the Supervisory Board to make a few amendments to the Compensation Policy. Further to the proposal of the Compensation Committee, the Supervisory Board proposes the following changes to the Compensation Policy, and recommends the General Meeting to adopt these amendments. The proposed Compensation Policy is available on the website of ProQR (www.proqr.com)

Compensation reference group

The current compensation reference group consists of 16 companies, with a mix of U.S. based companies and European based companies. Further to the significant developments of ProQR over the past years and the increased focus on the U.S. as the competitive environment for talent, the composition of the compensation reference group has been reviewed.

A thorough comparability analysis has been conducted, taking into account companies in the Biopharma and Life Sciences industry, with a comparable research focus and company size. Based on the results of this analysis an amended compensation reference group is proposed, a balanced group consisting of 20 U.S. based companies that appropriately reflect the competitive environment of ProQR.

Compensation Reference Group
PTC Therapeutics, Inc.	Dimension Therapeutics, Inc.	aTyr Pharma Inc.	Applied Genetic Technologies Corp.
Vital Therapies, Inc.	Spark Therapeutics, Inc.	Versartis, Inc.	Bellicium Pharmaceuticals, Inc.
Arrowhead Research Corp.	Fibrocell Science, Inc.	Dicerna Pharmaceuticals, Inc.	Mirna Therapeutics, Inc.
Avalanche Biotechnologies, Inc.	Fate Therapeutics, Inc.	Trevena, Inc.	Catabasis Pharmaceuticals, Inc.
Genocea Biosciences, Inc.	Oncothyreon Inc	Calithera Biosciences, Inc.	Nivalis Therapeutics, Inc.

Compensation level – Long Term Incentive

The compensation packages of the members of the Management Board will continue to consist of four components: (i) annual base salary, (ii) a Short Tem Incentive (STI), (iii) a Long Term Incentive (LTI), and (iv) pension.

The Compensation Policy aims at a compensation level for the total of the direct components (the sum of annual base salary, the STI and the LTI) that is in line with the median of the market compensation levels within the compensation reference group. However, based on a market comparison analysis of the current compensation levels of the members of the Management Board against the compensation reference group, the current compensation levels are significantly below the median of the market compensation levels. In light of the maturity level of ProQR’s business and taking into account the funding of the compensation of the members of the Management Board, it was decided by the Supervisory Board not to make any increases to the cash related components of the compensation package, i.e. the annual base salary as well as the STI will be maintained at the current level and will not be increased.

However, to ensure the members of the Management Board are rewarded fairly in line with the principles of the Compensation Policy principles, it is proposed to provide the discretionary power to the Supervisory Board, upon recommendation of the Compensation Committee, to make grants of stock options as an LTI to the CEO up to a maximum value of 300% of base salary and to the other members of the Management Board up to a maximum value of to 200% of base salary. The actual amount of stock options to be granted as an LTI to the members of the Management Board will be determined annually by the Supervisory Board depending on the contribution to the strategy, the long term development of ProQR, the individual performance of the members of the Management Board and taking into account the aimed alignment of the compensation level with the median of the compensation reference group.

Agenda item 8:	Composition Supervisory Board

In view of the expansion of the Supervisory Board following the IPO of the company in 2014 and to ensure a proper composition of the Supervisory Board going forward, the Supervisory Board has, in accordance with Article 12 of the Supervisory Board Rules, updated and amended the rotation schedule for the members of the Supervisory Board in the following manner:

Name	Term - until the close of the Annual General Meeting to be held in:
Henricus Adrianus Termeer	2020
Domenico Valerio	2020
Antoine Benjamin Papiernik	2017
Alison Frances Lawton	2018
Paul Rene Baart	2019
James Shannon	2020

In connection therewith, it is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to appoint, confirm the appointment of or reappoint (as the case may be) the persons listed in the rotation schedule above for a term of appointment as described in said rotation schedule.

Item 8(i):	Appointment James Shannon as new member of the Supervisory Board (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to appoint James Shannon, MD, as a new member of the Supervisory Board, with effect from the date of this AGM for a term of four years until the close of the AGM 2020.

James Shannon, MD (age: 59) brings significant experience to the Supervisory Board through his extensive career in drug development and pharma. From 2012 until his retirement in 2015, James was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). Mr. Shannon currently holds board positions at Mannkind Corp (USA), myTomorrows (NL) and Immodulon (UK). The Company believes James’ broad knowledge and expertise will be of significant value to the Supervisory Board

Mr. Shannon does not hold any shares or options in the capital of the Company.

The Supervisory Board believes that Mr Shannon’s significant international experience in drug development and pharma provide him with the qualifications and skills to be a very valuable addition to the Supervisory Board.

The annual compensation for Mr Shannon for his proposed role as member of the Supervisory Board will be determined in accordance with the (amended) compensation principles for the Supervisory Board (see item 8(i)).

Item 8(ii)	Reappointment of Supervisory Board member Dinko Valerio (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to reappoint Domenico Valerio as member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the AGM 2020.

Dinko Valerio (age: 59) is one of our founders and currently serves as the chairman of our supervisory board. Mr. Valerio has served on our supervisory board since January 2014. Mr. Valerio is a scientist and an experienced biotech entrepreneur with experience in both public and private companies as CEO and board member. Mr. Valerio is founder and former CEO of Crucell N.V., a Dutch biotech company, and founder and general partner of Aescap Venture, a life sciences venture capital firm. In 1999, Mr. Valerio was one of the founders of Galapagos Genomics N.V., a spinout from Crucell N.V. which develops novel mode of action medicines. Adding to his corporate experience, Mr. Valerio is a professor in the field of gene therapy of the hematopoietic system at the University of Leiden. He received his Master of Science degree in Biology from the University of Amsterdam in 1982 and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden in 1986. Mr. Valerio also was a visiting scientific specialist at Genentech Inc., San Francisco in 1985 and a postdoctoral fellow at the Salk Institute, San Diego from 1986 to 1987. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families. The Company believe that Mr. Valerio’s experience in the venture capital industry, particularly with biopharmaceutical companies, and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as chairman of our supervisory board.

Mr. Valerio holds 943,420 ordinary shares in the Company.

In view of the way Mr Valerio has performed his tasks in the Supervisory Board until now, the Supervisory Board believes Mr Valerio to be a very valuable addition to the Supervisory Board.

Item 8(iii):	Reappointment of Supervisory Board member Henri Termeer (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to reappoint Henricus Adrianus Termeer as member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the AGM 2020.

Henri Termeer (age: 70) is vice chairman and has served on our supervisory board since January 2014. From October 1983 to June 2011, Mr. Termeer served as chairman, president and chief executive officer of Genzyme Corporation. For ten years prior to joining Genzyme, Mr. Termeer worked for Baxter International Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer resigned from Genzyme in June 2011 following the acquisition of Genzyme by Sanofi. Widely acknowledged for his contributions to the biotechnology industry and health care field, Mr. Termeer is active in the areas of humanitarian assistance, policy issues, and innovation in providing access to health care. He is a member of the board of each of Massachusetts General Hospital and Partners HealthCare and a member of the board of fellows of Harvard Medical School. Mr. Termeer is also a member of the board of the Massachusetts Institute of Technology and serves on its Executive Committee and a board member of the Biotechnology Industry Organization (BIO). He is a board member of the New England Healthcare Institute, a nonprofit, applied research health policy organization he was instrumental in founding and on the boards of Life Sciences Foundation, Boston Ballet, Museum of Science, WGBH and Project Hope. Mr. Termeer is also currently a board member of Abiomed Inc., Aveo Pharmaceuticals, Verastem, Inc., Moderna Therapeutics and was a board member of Allergan, Inc. from 2014 through its acquisition by Actavis in March 2015. Mr. Termeer was chairman of the Federal Reserve Bank of Boston’s board of directors from 2010-2011. Mr. Termeer studied economics at the Economische Hogeschool (Erasmus University, the Netherlands) and earned an MBA from the Darden School at the University of Virginia. The company believes that Mr. Termeer’s experience in the pharmaceutical and biotechnology industries and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as member of our supervisory board.

Mr. Termeer holds 1,730,714 ordinary shares in the Company.

In view of the way Mr Termeer has performed his tasks in the Supervisory Board until now, the Supervisory Board believes Mr Termeer to be a very valuable addition to the Supervisory Board.

Item 8(iv):	Reappointment of Supervisory Board member Antoine Papiernik (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to reappoint Antoine Benjamin Papiernik as member of the Supervisory Board, with effect from the date of this General Meeting for a term of 1 year until the close of the AGM 2017.

Antoine Papiernik (age: 49) has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay, Pixium and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis) and Ethical Oncology Science (EOS, sold to ClovisOncology). Mr. Papiernik has also invested in and is a board member of private companies MD Start, ReCor, Shockwave Medical and Reflexion Medical. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania. We believe that Mr. Papiernik’s experience in the venture capital industry, particularly with biopharmaceutical companies, and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as member of our supervisory board.

Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,769,125 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

In view of the way Mr Papiernik has performed his tasks in the Supervisory Board until now, the Supervisory Board believes Mr Papiernik to be a very valuable addition to the Supervisory Board.

Item 8(v):	Reappointment of Supervisory Board member Alison Lawton (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to reappoint Alison Lawton as member of the Supervisory Board, with effect from the date of this General Meeting for a term of two years until the close of the AGM 2018.

Alison Lawton (age: 54) has served on our supervisory board since September 2014. Ms. Lawton is currently the Chief Operating officer of Aura Biosciences Inc. From January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer of OvaScience, Inc., a public life sciences company. From 1991 to 2013, Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company. She also served on the board of directors of Cubist Pharmaceuticals for three years until its acquisition by Merck &Co., Inc. in 2015. She currently consults for X4 Pharmaceuticals. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London. We believe that Ms. Lawton’s significant operational, international, regulatory and senior management experience within the pharmaceutical and biotechnology industries, as well as experience serving on a board of directors within the industry, provide her with the qualifications and skills to serve as a member of our supervisory board.

Currently Ms. Lawton does not hold any shares in the Company.

In view of the way Ms. Lawton has performed his tasks in the Supervisory Board until now, the Supervisory Board believes Ms. Lawton to be a very valuable addition to the Supervisory Board.

Item 8(v):	Reappointment of Supervisory Board member Paul Baart (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to reappoint Paul Rene Baart as member of the Supervisory Board, with effect from the date of this General Meeting for a term of three years until the close of the AGM 2019.

Paul Baart (age: 65) has served on our supervisory board since June 2015. Mr. Baart made his career in public accounting in both the Netherlands and the USA. At PwC the Netherlands he served on the management board and the supervisory board. He was also a member of the global board of PwC International. He has served many large (listed) and international clients in various industries. He held professional qualifications both in the Netherlands and in the USA. He was chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ) and supervisory board member of Nyenrode Business University. Present roles include outside member Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer), member of the board Central Housing Fund (CFV) and chairman public interest committee Grant Thornton the Netherlands. He studied business economics at the Vrije Universiteit in Amsterdam, where he also passed the Registeraccountantsexam. We believe that Mr. Baart’s significant international experience in public accounting, as well as his broad in management oversight and boardroom consulting provide him with the qualifications and skills to serve as member of our supervisory board and chairman of our audit committee.

Mr. Paul Baart does not hold any shares in the Company.

In view of the way Mr. Baart has performed his tasks in the Supervisory Board until now, the Supervisory Board believes Mr. Baart to be a very valuable addition to the Supervisory Board.

Agenda item 9:	Amendment compensation principles Supervisory Board (voting item)

Introduction

It is proposed to the General Meeting to amend the compensation principles for the Supervisory Board. As part of the compensation principles, the fee levels of the members of the Supervisory Board are reviewed on an annual basis. Based on the outcomes of this review and upon the recommendation of the Compensation Committee, the Supervisory Board proposes to make two amendments to the compensation principles and recommends the General Meeting to adopt these amendments. The proposed compensation principles are available on the website of ProQR (www.proqr.com).

Stock option compensation & fair value approach

The fee levels of the members of the Supervisory Board are referenced to the median market levels of Supervisory Board fee levels within companies comparable to ProQR. Further to the developments in the international Biotechnology and Pharma sector and in order to reflect the increased responsibilities of the Supervisory Board members and the related time spent, it is proposed to increase the value of stock options to be granted to USD 110,000 per member of the Supervisory Board. The annual fixed fee in cash will be maintained at 50% of the underlying value of an option grant.

In addition, it is proposed to apply a fair value approach to determine the number of stock options to be granted to members of the Supervisory Board instead of a face value approach as applied until January 1, 2016, in order to align with the applied approach for the Management Board.

Agenda item 10:	Amendment articles of association of the Company

It is proposed to amend the articles of association of the Company to (i) add certain places where General meetings may be held and (ii) amend the term ’annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (Uitvoeringswet richtlijn jaarrekening) (Bulletin of Acts and Decrees (Staatsblad) 2015, 349), pursuant to which act this term has been amended accordingly.

Adoption of this proposal by the General Meeting includes the authorization of each executive director of the Company and also each civil law notary, deputy civil law notary and notarial assistant of Allen & Overy LLP, each of them severally, to have the deed of amendment of the articles of association of the Company executed.

Agenda item 11:	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2017 (voting item)

The General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company’s annual accounts. In the 2015 AGM, the General Meeting appointed Deloitte Accountants B.V. as the external independent auditor for the audit of the Annual Accounts for the financial year 2016. The Audit Committee has assessed the performance of Deloitte Accountants B.V. as external independent auditor for the Company in May 2015 and continuation of the appointment of Deloitte Accountants B.V. was recommended.

It is proposed to appoint Deloitte Accountants B.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2017.

Agenda item 12:	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has granted the abovementioned authorization in the 2015 AGM, which authorization was effective as of, and for a period of eighteen months from the date of the 2015 AGM.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company at the date of the AGM plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company at the date of the AGM, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

In case of non-adoption by the AGM of the proposed authorization, the authorization granted by the General Meeting in the 2015 AGM will remain in force.

The Management Board and the Supervisory Board

April 7, 2016